

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2012

<u>Via E-mail</u>
Ms. Judy L. Brown
Executive Vice President and Chief Financial Officer
Perrigo Company
515 Eastern Avenue
Allegan, MI 49010

Re: **Perrigo Company**
Form 10-K for the Fiscal Year Ended June 25, 2011
Filed August 16, 2011
File No. 000-19725

Dear Ms. Brown:

    We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

<u>Critical Accounting Estimates</u>
<u>Customer-Related Accruals and Allowances, page 62</u>

1. Your total provision recorded for customer-related accruals and allowances during 2011 appears to be approximately 14% of gross sales and 93% of operating income. Please separately disclose a roll forward for each customer-related accrual and allowance for each period presented showing the following:
    o   Beginning balance,
    o   Current provision related to sales made in current period,
    o   Current provision related to sales made in prior periods,
    o   Actual returns or credits in current period related to sales made in current period,
    o   Actual returns or credits in current period related to sales made in prior periods, and
    o   Ending balance.

Notes to Consolidated Financial Statements

Note 7. Goodwill and Intangible Assets, page 99

2. The change in accumulated amortization of customer relationship assets from June 26, 2010 to June 25, 2011 suggests amortization expense of $16.6 million. Demonstrate for us how the amount of amortization expense recognized in 2011 is consistent with the useful lives disclosed in Note 2 (predominantly 20 years) and an accelerated method as disclosed. Also tell us how you determined useful lives of 20 years.

Note 19.   Collaboration agreements, page 120

3. For each collaboration agreement for which you receive milestone consideration please provide us proposed disclosure to be included in future periodic reports that describes each milestone and the related contingent consideration. Refer to ASC 605-28-50-2b. In addition, for agreements in which you could potentially pay milestone considerations, please disclose the aggregate amount of potential future payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant